Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

April 7, 2004

SUPPL

SEC MAIL PROCESSING RECEIVED APR 12 2004 WASH. D.C. 158 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

April 6, 2004	Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

dlw
4/14

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-32.doc
T:041504

REG-Electrocomponents Holding(s) in Company

RNS Number:4304X
Electrocomponents PLC
06 April 2004

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification today (6th April 2004) in accordance with the Companies Act (as amended) that the Capital Group Companies Inc, ('CGC'), a US based holding Company for several subsidiary companies, has a notifiable interest in 20,504,180 Ordinary Sharers of 10p each in the Company, which represents 4.71% of the total issued share Capital of the company. Within this holding it is noted that Capital International Limited's holding of 14,254,180 Ordinary Shares of 10p each now represents 3.27% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

Registered Holder	Shares
Capital International Limited	14,254,180
Capital International S.A.	1,116,100
Capital International, Inc.	117,900
Capital Research and Management Company	5,016,000

CARMELINA CARFORA

Group Company Secretary

6 April 2004

END

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